Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 27, 2022

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	ACUITYADS HOLDINGS INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA00510L1067

	CUSIP:	00510L106

2	Date Fixed for the Meeting:	June 15, 2022

3	Record Date for Notice:	May 9, 2022

4	Record Date for Voting:	May 9, 2022

5	Beneficial Ownership Determination Date:	May 9, 2022

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMOM

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMOM

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,

TSX Trust Company

" Lori Winchester "

Senior Relationship Manager

Lori.Winchester@tmx.com

VANCOUVER	CALGARY	TORONTO	MONTRÉAL
650 West Georgia Street, Suite 2700 Vancouver, BC V6B 4N9 T 604 689-3334	300-5th Avenue SW, 10th floor Calgary, AB T2P 3C4 T 403 218-2800	301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930	1800 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964